UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 0-24179
                                                                       -------

                           NOTIFICATION OF LATE FILING

       (Check One):
       |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

       For Period Ended:  June 29, 2002

       |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

           For the Transition Period Ended: ____________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


                                     PART I
                             REGISTRANT INFORMATION


                               KASPER A.S.L., LTD.
                               -------------------
                            (Full name of registrant)


                                 Not Applicable
                                 --------------
                           (Former name if applicable)


                                  77 Metro Way
                                  ------------
           (Address of principal executive office (street and number))


                               Secaucus, NJ 07094
                               ------------------
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                     The registrant and certain of its subsidiaries filed a petition (the "Chapter 11 Petition") for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on February 5, 2002. The registrant is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 because compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, would cause significant hardship and unreasonable burden in terms of expense and effort on the part of the registrant and its management. Since the filing of the Chapter 11 Petition, the efforts of the registrant and its management have been occupied with addressing the day-to-day needs of a Chapter 11 debtor, including obtaining approval of the Bankruptcy Court for non-ordinary course activities, negotiating with the registrant's creditor constituencies and on-going efforts to consummate a reorganization plan.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification


 Laura Lentini                                        (201) 864-0328
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 (Name)                                          (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                The registrant anticipates a favorable change in its results of operations compared to the corresponding prior year period. Due to the reasons stated in Part III of this form, the registrant cannot reasonably estimate at this time the results of operations for the current period.


         Kasper A.S.L., Ltd. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 13, 2002
                                        By: /s/ Joseph B. Parsons
                                            -----------------------------------
                                            Joseph B. Parsons
                                            Executive Vice President -
                                             Chief Financial Officer